

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 51735

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING '01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Oxford Capital Securities /DBA The Oxford Capital Groupe, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Morton Street
(No. and Street)

New York	New York	10014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Maass (212) 620-0822
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	'07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Steven Maass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oxford Capital Securities, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

YUEN NA CHUN
Notary Public State of New York
No. 01CH5062570
Qualified in New York County

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE OXFORD CAPITAL GROUPE, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

THE OXFORD CAPITAL GROUPE, INC.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
The Oxford Capital Groupe, Inc.

We have audited the accompanying statement of financial condition of The Oxford Capital Groupe, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Oxford Capital Groupe, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 21, 2005

THE OXFORD CAPITAL GROUPE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash	$	341,095
Receivables from broker dealers		305,924
Equipment, net		6,183
Security deposit		37,500
	$	690,702
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	231,637
Income taxes payable		36,200
		267,837
Liabilities subordinated to claims of general creditors		55,000
Stockholders' equity		
Common stock, no par value, authorized 1,000 shares, issued and outstanding		1,000
Additional paid-in capital		13,220
Retained earnings		353,645
Total stockholders' equity		367,865
	$	690,702

See accompanying notes to financial statements.

1. Nature of business

The Oxford Capital Groupe, Inc. d/b/a Oxford Capital Securities (the "Company") is a broker-dealer located in New York City that is registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates as a third party broker of licensed software owned by Lava Trading, Inc. which is utilized by other broker dealers ("BD") or other end users.

2. Summary of significant accounting policies

Cash

At December 31, 2004 and at various times during the year, balances of cash at financial institutions exceeded the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Commission Revenue and Receivables from Broker Dealers

Commissions are invoiced monthly and recognized as earned according to the terms defined in generally informal arrangements between the Company, Lava and the BD's. The commission revenue is based upon the volume of shares traded using the aforementioned software with the terms agreed upon on a case by case basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the stockholder is liable for the taxes on corporate income and receives the benefit of corporate loss. The Company is treated as a "C" Corporation for New York City income tax purposes.

The Company complies with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the straight line method over 3 years.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Pursuant to an NASD examination conducted in August 2004, its staff determined that based upon its interpretations that for various short periods during 2004, the Company was not in compliance with its minimum net capital requirement. As a result, the Company filed the appropriate SEC Rule 17a-11 notification, noting the staff's position and the Company's disagreement with that position. The Company took steps to ensure they would have sufficient net capital even under NASD's interpretations.

The Company and the NASD disagree on the treatment of the Company's receivables from broker dealers in the net capital computation. The parties are in discussion to conclude on proper treatment, but have not yet come to an agreement. Management of the Company has prepared its net capital computation included in the Company's Part II-A Focus Report indicating net capital was approximately $299,000, which was approximately $281,000 in excess of its minimum requirement of approximately $18,000. If the Company and the NASD were to conclude that the NASD's position with regard to such receivables is correct, the Company's net capital would have been approximately $151,000 which would have been approximately $133,000 in excess of its minimum requirement of approximately $18,000 at December 31, 2004.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Concentrations of credit risk

The Company maintains its cash balances in a financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At times, the balance may exceed Federal limits. Management does not anticipate any losses as a result of this concentration.

6. Related party transactions

In May 2004, the Company entered into an agreement to lease office space and equipment in New York City from a company affiliated through common ownership. The lease expires in December 2005 at an annual base rent of $150,000, payable monthly. For the year ended December 31, 2004, rent associated with this lease was approximately $100,000. Future minimum annual rent payments for the year ended December 31, 2005 will be approximately $150,000.

6. Related party transactions (continued)

In August 2004, the Company entered into an agreement with a stockholder of the Company whereby the Company would sell $100,000 of its receivables from the BD's to the stockholder for $99,000. Each month thereafter, the Company sold a substantially similar amount of receivables to the stockholder, who paid for the new receivables with the proceeds of the old receivables that had been collected in the prior month on his behalf by the Company. In March 2005, the proceeds of the most recently collected receivables were converted into a capital contribution by the stockholder and the previous arrangement ceased to exist.

7. Liabilities subordinated to claims of general creditors

In April 2004, the Company entered into a $55,000 Subordinated Loan Agreement (the "loan") with a stockholder of the Company which was in accordance with an agreement approved by the NASD. The Loan bears interest at 5% per annum and requires a lump sum payment of principal and accrued interest on April 30, 2007. The interest expense for the year ended December 31, 2004 was approximately $2,000 and was included in accounts payable and accrued expenses at year end.

8. Major customers

The Company received commission income through three BD's representing all the revenue for the year ended December 31, 2004.